UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K/A
                                (Amendment No. 1)


(Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2003


                                                         OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file numbers 33-1803 and 333-108383



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              Peoples Bancorp Inc.
                             Retirement Savings Plan



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Peoples Bancorp Inc.
                         138 Putnam Street, P.O. Box 738
                            Marietta, Ohio 45750-0738



EXPLANATORY NOTE:

         This Annual Report on Form 11-K/A for the fiscal year ended December 31, 2003 (the "Annual Report on Form 11-K/A"), is being filed in order to clarify that common shares of Peoples Bancorp Inc. and participation interests in the Peoples Bancorp Inc. Retirement Savings Plan (the "Plan") have been registered pursuant to two Registration Statements on Form S-8 for offering pursuant to the Plan. Accordingly, the Consent of Independent Accountants filed as Exhibit 23.1 to this Annual Report on Form 11-K/A addresses the incorporation by reference of the report of BKD LLP, dated May 12, 2004, into two Registration Statements on Form S-8 (Registration No. 33-1803 and Registration No. 333-108383). The Independent Accountants' Report, Financial State-ments and Supplemental Schedule, included in this Annual Report on Form 11-K/A, are identical to those included in the Annual Report on Form 11-K for the fiscal year ended December 31, 2003, filed on behalf of the Plan on June 17, 2004.

                                   SIGNATURES
                                   ===========

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K/A to be signed on its behalf by the undersigned hereunto duly authorized.



                                   PEOPLES BANCORP INC.
                                   RETIREMENT SAVINGS PLAN



Date: June 24, 2004       By:  /s/ JOHN E. DAKESIAN
                                   -------------------------------------
                                   John E. Dakesian
                                   Chairperson, Retirement Plan Committee

                  Peoples Bancorp Inc. Retirement Savings Plan
                              EIN 31-0987416 PN 002
                  Accountants' Report and Financial Statements
                           December 31, 2003 and 2002

                  Peoples Bancorp Inc. Retirement Savings Plan
                           December 31, 2003 and 2002



Contents

    Independent Accountants' Report..........................................1


    Financial Statements

        Statements of Net Assets Available for Benefits......................2

        Statements of Changes in Net Assets Available for Benefits ..........3

        Notes to Financial Statements........................................4


    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)......10

                         Independent Accountants' Report


Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


We have audited the accompanying statement of net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2002 were audited by other accountants whose report dated May 22, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                        /s/ BKD LLP

Cincinnati, Ohio
May 12, 2004

Federal Employer Identification Number:  44-0160260

                  Peoples Bancorp Inc. Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

See Notes to Financial Statements
Assets

                                                  2003               2002
                                             ---------------------------------

        Investments                          $    17,812,333   $    13,989,668
                                              --------------    --------------

        Accrued interest and dividends                    --            41,233
                                              --------------    --------------


               Total assets                       17,812,333        14,030,901
                                              --------------    --------------

Liabilities


        Accrued expenses                                  --             4,086
                                              --------------    --------------

               Total liabilities                          --             4,086
                                              --------------    --------------

    Net Assets Available for Benefits        $    17,812,333   $    14,026,815
                                              ==============    ==============


                  Peoples Bancorp Inc. Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2003 and 2002

See Notes to Financial Statements

                                                                         2003                2002
                                                                   -----------------------------------
    Investment Income

        Net appreciation in fair value of investments              $      3,231,494   $      1,117,490
        Interest and dividends                                              207,104            798,011
                                                                    ---------------    ---------------

               Net investment income                                      3,438,598          1,915,501
                                                                    ---------------    ---------------

    Contributions
        Employer                                                            479,782            413,324
        Participants                                                        961,130            816,948
        Rollovers                                                           274,058             89,906
                                                                    ---------------    ---------------

                                                                          1,714,970          1,320,178
                                                                    ---------------    ---------------

               Total additions                                            5,153,568          3,235,679
                                                                    ---------------    ---------------

    Deductions
        Benefits paid directly to participants                            1,323,974            728,029
        Administrative expenses                                              44,076             10,387
                                                                    ---------------    ---------------

               Total deductions                                           1,368,050            738,416
                                                                    ---------------    ---------------


    Net Increase                                                          3,785,518          2,497,263

    Net Assets Available for Benefits, Beginning of Year                 14,026,815         11,529,552
                                                                    ---------------    ---------------

    Net Assets Available for Benefits, End of Year                 $     17,812,333   $     14,026,815
                                                                    ===============    ===============


                  Peoples Bancorp Inc. Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2003 and 2002


Note 1:  Description of the Plan

        The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions, which are available from the Plan Administrator.


    General

        The Plan is a defined contribution plan covering all full-time employees of Peoples Bancorp Inc. (the Company) who have at least one hour of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


    Contributions

        Participants may contribute a percentage of their annual wages before bonuses and overtime. Contributions are subject to certain limitations. The Company matches 100% of the participant's contribution up to the first 3% of the participant's compensation and 50% of the participant's contribution on the next 2% of the participant's compensation. Participants direct the investment of their contributions as well as the Company's contribution into various investment options offered by the Plan. The Plan currently offers nine mutual funds, four common/collective trust funds and Peoples Bancorp common stock as investment options for participants.


    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        At December 31, 2003, the Plan offered fourteen investment options with varying risk levels. These options were as follows:

        American Century Strategic Allocation Conservative Fund - A low volatility fund generally investing in a neutral mix of investments including 45% in equities, 45% in bonds and 10% in cash equivalents. Twelve participants currently invest in this option.

        American Century Strategic Allocation Moderate Fund - A moderate volatility fund generally investing in a neutral mix of investments including 63% in equities, 31% in bonds and 6% in cash equivalents. Nineteen participants currently invest in this option.

        American Century Strategic Allocation Aggressive Fund - A moderate to high volatility fund generally investing in a neutral mix of investments including 78% in equities, 20% in bonds and 2% in cash equivalents. Twenty seven participants currently invest in this option.

        Columbia Acorn-Z Fund - A high volatility fund investing primarily in the stocks of small and medium-sized companies. Two hundred six participants currently invest in this option.

        Invesco 500 Index Trust - Invests in equities to obtain a return that closely replicates that of the S&P 500 composite stock index. Two hundred fifty eight participants currently invest in this option.

        Invesco Structured Small Cap Value Equity Trust - Invests in equities to obtain a return that outperforms the Russell 2000 Small Cap Value Index and has a risk profile similar to that index. Eighty nine participants currently invest in this option.

        Invesco Core Fixed Income Trust- Invests primarily in investment grade fixed income securities of varying maturities, coupon rates, issuer classes and yield characteristics. One hundred fifty seven participants currently invest in this option.

        Invesco Stable Value Trust - Invests in various high quality fixed income investments that, in the aggregate, will provide stable account values. One hundred sixty seven participants currently invest in this option.

        Peoples Bancorp Inc. Common Stock Units - Invests solely in Peoples Bancorp Common Stock with a small cash component for liquidity. Three hundred thirty two participants currently invest in this option.

        American Growth Fund of America - A high volatility fund generally investing in stock of big companies that are projected to grow faster than other large-cap stocks. Two hundred thirty one participants currently invest in this option.

        Dodge & Cox Common Stock Fund - A moderate volatility fund generally investing in big companies that are less expensive or growing more slowly than other large-cap stocks. One hundred thirty seven participants currently invest in this option.

        Dodge & Cox Balanced Fund - A low-moderate volatility fund typically investing in investment grade debt securities. Two hundred thirty nine participants currently invest in this option.

        ING Pilgrim International Value Fund - A moderate-high volatility fund investing primarily in equity securities in at least three foreign countries. One hundred eighty three participants currently invest in this option.

        AIM Mid Cap Core Equity Fund - A moderate volatility fund investing primarily in companies with market capitalizations comparable to those included in the Russell Mid Cap Index. One hundred ninety one participants currently invest in this option.


    Vesting

        Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon.

    Payment of Benefits

        Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy.


    Participant Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.75% to 11.50%, which are commensurate with local prevailing rates as determined by the Plan Administrator.


    Plan Termination

        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.



Note 2:  Summary of Significant Accounting Policies


    Valuation of Investments and Income Recognition

        Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

        The investments in Peoples Bancorp Inc. Common Stock has been unitized and is comprised of cash and Peoples Bancorp Inc. Common Stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2003 these units are comprised of 286,119 shares of Peoples Bancorp Inc. Common Stock and cash of $403,678.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


    Plan Tax Status

        The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.


    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.


    Reclassifications

        Certain reclassifications have been made to the 2002 financial statement to conform to the 2003 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

Note 3:


Investments

        The Plan's investments are held by a bank-administered trust fund. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets are separately identified.


                                                                                   2003                2002
                                                                            ----------------------------------------
           Investments at Fair Value as Determined by Quoted Market
              Price
               Mutual funds
                  Columbia Acorn-Z Fund                                       $      1,570,910   $      1,085,232
                  Dodge & Cox Balanced Fund                                          1,040,240            746,967
                  Other                                                              2,449,629          1,586,787
               Common/collective trust funds
                  Invesco 500 Index Trust                                            1,652,648          1,259,366
                  Invesco Stable Value Trust                                         1,415,195          1,517,863
                  Other                                                                601,966            414,938
               Peoples Bancorp Inc. common stock units                               8,847,049          7,116,109
                                                                               ---------------    ---------------

                                                                                    17,577,637         13,727,262

           Investments at Cost, Approximates Fair Value
               Participant loans                                                       234,696            262,406
                                                                               ---------------    ---------------

                  Total investments                                           $     17,812,333   $     13,989,668
                                                                               ===============    ===============

        During the years ended 2003 and 2002, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $3,231,494 and $1,117,490, respectively, as follows:



                                                                                   2003                2002
                                                                            ----------------------------------------
           Investments at Fair Value as Determined by Quoted Market
              Price
               Mutual funds                                                   $      1,177,277   $     (1,001,880)
               Common/collective trusts                                                441,157            (18,152)
               Peoples Bancorp Inc. common stock units                               1,613,060          2,137,522
                                                                               ---------------    ---------------

                  Net appreciation in fair value                              $      3,231,494   $      1,117,490
                                                                               ===============    ===============


        Interest and dividends realized on the Plan's investments for the years ended 2003 and 2002 were $207,104 and $798,011, respectively.


Note 4:  Related Party Transactions

        Certain plan investments are shares of mutual funds managed by AMVESCAP Retirement Inc., which is the trustee of the Plan. The Plan also holds common stock of Peoples Bancorp Inc., which is the Sponsor.

        The Plan incurs expenses related to general administration and record keeping. The Plan Sponsor pays certain of these expenses and certain accounting and auditing fees relating to the Plan.

                              Supplemental Schedule

                  Peoples Bancorp Inc. Retirement Savings Plan
                              EIN 31-0987416 PN 002
                  Accountants' Report and Financial Statements
                           December 31, 2003 and 2002



             Identity of Issuer                    Description of Investment                  Cost           Current Value
---------------------------------------------------------------------------------------------------------------------------
American Century Strategic Allocation                                                  $     16,933          $     18,623
   Conservative Fund                              3,398 Units; $5.48 Per Unit
American Century Strategic Allocation
   Moderate Fund                                 10,463 Units; $6.35 Per Unit                56,643                66,441
American Century Strategic Allocation
   Aggressive Fund                                9,202 Units; $6.97 Per Unit                52,698                64,143
Columbia Acorn-Z Fund                            69,632 Units; $22.56 Per Unit            1,091,055             1,570,910
*Invesco 500 Index Trust                         59,065 Units; $27.98 Per Unit            1,322,818             1,652,648
*Invesco Structured Small Cap Value
   Equity Trust                                   2,438 Units; $82.46 Per Unit              150,994               201,109
*Invesco Core Fixed Income Trust                 13,164 Units; $30.45 Per Unit              378,840               400,857
*Invesco Stable Value Trust                   1,415,195 Units; $1.00 Per Unit             1,415,195             1,415,195
*Peoples Bancorp Inc. Common Stock Units        522,630 Units; $16.92 Per Unit            3,006,777             8,847,049
American Growth Fund of America                  29,493 Units; $24.54 Per Unit              590,301               723,778
Dodge & Cox Common Stock Fund                     3,504 Units; $113.78 Per Unit             325,892               398,746
Dodge & Cox Balanced Fund                        14,242 Units; $73.04 Per Unit              883,823             1,040,240
ING Pilgrim International Value Fund             35,446 Units; $15.11 Per Unit              379,517               535,602
AIM Mid Cap Core Equity Fund                     23,859 Units; $26.92 Per Unit              518,847               642,296
Participant loans                             Interest rates ranging from 5.75%                                   234,696
                                              to 11.50%
                                                                                        -----------           -----------
                                                                                       $ 10,190,333          $ 17,812,333
                                                                                        ===========           ===========

*Parties-in-interest



                          ANNUAL REPORT ON FORM 11-K/A
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2003

                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.                                Description
----------                                 ----------------------------------
    23.1                                   Consent of Independent Accountants